Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

This Management’s Discussion and Analysis is prepared as of July 11, 2014

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of July 11, 2014 and focuses on the Company’s financial condition and results of operations for the three and nine months ended May 31, 2014. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended May 31, 2014 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	project debt financing;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

•	inability of the Company to find an additional and suitable joint venture partner for the Project 1 (as defined herein) and Project 3 (as defined herein) platinum mines;

•	failure of the Company or its joint venture partners to fund their respective pro-rata share of funding obligations;

•	additional financing requirements;

•	history of losses and ability to continue as a going concern;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•	metals price volatility;

•	difficulty enforcing certain judgments involving United States federal securities laws;

•	the Company’s potential guarantee obligations under the proposed New Project Loan Facility (as defined herein), if consummated;

•	delays in the start-up of the Project 1 platinum mine which could result in a default under the New Project Loan Facility, if consummated;

•	the ability of the Company to retain its key management employees; conflicts of interest;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the costs of increasing Black Economic Empowerment ("BEE") in the Company's mining and prospecting operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•	property and mineral title risks including defective title to mineral claims or property;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its minera3l properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;

•	no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•	the other risks disclosed under the heading “Risk Factors” in the Company’s Annual Information Form dated November 26, 2013 (“AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this MD&A are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.   DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine (“Project 1”) and the exploration and initial engineering on the newly discovered Waterberg Platinum deposit, where the Company is the operator of the 255 km2 Waterberg joint venture project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to the prospecting rights covering 864 km2 immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”). As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Projects have increased in importance in the Company’s business recently.

The Company’s current complement of managers, staff and consultants in Canada consist of approximately 13 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consist of approximately 184 individuals.

Project 1 is operated by the Company on an “owner managed-contractor operated” basis. At present the Company has 24 of its staff, 50 technical services and security staff and 13 human resources and labour consultants assigned to Project 1. JIC Mining Services (“JIC”) has approximately 466 people assigned to both the north and south mine areas at Project 1. Engineering, procurement, construction and management (“EPCM”) contractor DRA Mining (Pty) Ltd. (“DRA”) has been formally engaged as EPCM contractor for the construction of Phase 2 surface infrastructure including mill and flotation circuit construction. DRA is managing approximately 771 people working on site at Project 1 assigned to earthworks, tailings storage facility, construction of surface infrastructure and civil construction of the concentrator plant. Of the people working on site at Project 1 in South Africa at present, approximately 23% are people from the local communities surrounding Project 1.

In addition to its existing general office space in Canada and South Africa, the Company utilizes facilities at the Company-owned Sundown Ranch property for Project 1 mine site administration, site induction and staff services and uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1. The Company also rents a secure compound for core storage, administration and field services near the Waterberg Projects.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

2.   PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at May 31, 2014 is held 77.49% by PTM RSA and 22.51% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business. A pre-feasibility study is in progress on the Waterberg JV Project (49.9% effective interest of the Company) and exploration drilling continues to define the scale of the deposit on the Waterberg Extension Project (87% effective interest of the Company).

Project 1 and Project 3, South Africa

Projects 1 and 3 – Activities in the Period ended May 31, 2014

During the nine months ended May 31, 2014, the Company incurred $102.9 million in development costs for Project 1 and did not incur any significant costs on Project 3, located adjacent to and to the north of Project 1. In the prior year comparative period, total Project 1 and Project 3 expenditures amounted to $55.71 million. At May 31, 2014, the Company carries total deferred development costs related to Project 1 of $319 million and another $3.2 million related to Project 3. Africa Wide’s non-controlling interest in Maseve as at May 31, 2014 is recorded at $71.8 million.

The original Phase 1 development program, consisting of the twin set of north declines and related surface infrastructure, was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is now being incurred, bringing the Phase 1 total cost essentially to budget.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,364 metres linear (at June measuring) and approximately 233 metres vertical (at June measuring) into the underground. This brings development to the first infrastructure level in order to provide for storage bins for conveyor transfers from various mining blocks at depth as well as workshops, reef drive take offs, ventilation headings and other ancillary excavations totaling 1,708 metres (at June measuring). Break away declines are now underway to mining block 11 totaling 587 metres linear and block 12 totaling 492 metres linear and approximately 288 metres vertical. Multiple cross cuts between declines of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. Two ventilation raise bore shafts have now been completed and commissioned. Geotechnical work and preparations for an additional two ventilation shafts are in progress.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On March 28, 2013 the Merensky Reef was intercepted in the north declines as had been projected in the mine geological model. Underground drives along the strike of the deposit have now advanced on the Merensky Reef approximate position northward for approximately 546 metres (at June measuring), exposing approximately 175 metres of well-developed reef. Raise development of 288 metres has commenced into the mining blocks and continues. Shallow Merensky Reef mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the Merensky Reef, is common to the shallow portions of the adjacent operating mine. Small scale stock piling of Merensky Reef development material on surface has begun with approximately 75,020 tonnes on surface (at June measuring). As development opens areas of Merensky Reef, evaluation of the initial mining blocks is being completed by Company geologists and engineers. Work to date indicates that the areas opened so far are consistent with the Company’s geological model for these areas. In addition to the drives along the reef position laterally, the north declines have now turned and are continuing from the first infrastructural level targeting deeper mine blocks.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stopping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements. Mine start up is currently targeted on Q4 of calendar 2015.

The south box cut is complete and underground mining has advanced the material decline for approximately 541 metres and the Conveyor decline for approximately 415 metres (at June measuring). The south decline Phase 2 development is behind the original planned schedule and this contributed to the delayed start target for the mine of Q4 calendar 2015. The early development of the south declines progressed slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface. Work to deal with these conditions included consolidation support, grouting, void filling and the installation of steel sets. The south declines are now advancing into more competent rock. Development rates are improving and are currently at the call for the current schedule.

As of the date of this MD&A, approximately $337 million has been invested in Phase 1 and Phase 2 development assets and construction in progress (not including mining equipment, land or non-mining related buildings). Estimated initial production and concentrate sales are expected in Q4 of calendar 2015. The timing of first concentrate sales will depend on the completion of final financing arrangements for the Project 1 and other factors. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections when the start date delay is considered. Delays in ramp-up profile could occur if underground development rates fall behind plan, potentially resulting in delayed revenue from concentrate sales, which would negatively impact peak funding requirements.

Since late 2012 the Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1.38billion ($142 million at May 31, 2014) over the next three years. The primary run of mine ball mill has been delivered to site by Outotec RSA (Pty) Ltd. Cleaner flotation cells have also been delivered by Metso Mining and Construction (South Africa) Pty Ltd. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now mostly complete. Foundations for major mill and concentrator components are now near complete. Civil engineering and construction work is well advanced and on or ahead of schedule. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On July 1, 2014 the National Union of Metalworkers of South Africa (“NUMSA”) began a legal or “protected” walkout by 220,000 metalworkers. This strike will negatively affect manufacturing output in South Africa and if prolonged for more than a few weeks, may cause work on Project 1 to be curtailed or stopped for lack of supplies, equipment and consumables. At the time of writing NUMSA is in wage negotiations with the employers’ group, the Steel and Engineering Industries Federation of Southern Africa.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. See “Risk Factors” in the Company’s AIF.

The Company expects that power requirements for Project 1 will be met as and when required. Power has been in short supply in South Africa and the supply of power represents a project risk. Power lines and a sub-station at commercial scale have been installed on site. South African power utility company ESKOM has completed installation of transformers for an initial 10MVA service to site and commissioning of that service occurred in October 2013. The mining and milling operations of Project 1 do not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan. ESKOM’s engineers and the Company have approved a plan to use an existing 88KVA regional infrastructure to provide the mine site with power as needed during ramp-up.

The Company has paid deposits to ESKOM of R70.42 million (approximately $7.1 million at May 31, 2014) of R142.22 million in estimated costs (approximately $14.6 million at May 31, 2014) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

In February 2013 the National Energy Regulator of South Africa approved an 8% annual rate increase in the electricity tariff for the next five years. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service. On site water management infrastructure was built at a scale suitable for full scale production for Project 1. An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required. Magalies, Wesizwe and Maseve are currently cooperating to purchase and install a pipeline connected to Magalies local supply for delivery of full scale service as planned to both Project 1 and Wesizwe’s nearby operations. Construction of this supply line is now underway. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

Ground preparations for the Project 1 tailings storage facility (“TSF”) commenced in late 2013 on surface rights owned by Maseve. Further work has been postponed due to concerns raised by Royal Bafokeng Platinum Ltd. (“RBPlat”) who own the prospecting right below the planned TSF site. RBPlat’s primary concern is with regard to the definition of legal responsibility under Mines, Health and Safety regulations for the area where Project 1’s surface mining activities overlay the underground areas where RBPlat holds prospecting rights. The Company and RBPlat are currently in discussions with the Department of Mineral Resources (“DMR”) to clarify this issue to the benefit of both parties. The current construction postponement on the TSF does not negatively affect the projected date of first production.

The Company is also in process of applying for an Integrated Water Use License for Project 1. This application has been in process for over two years and will be needed before the TSF can be completed and before mining operations may commence. The Water Affairs Department is active on the file and working closely and co-operatively with the Company. The delay in the Integrated Water Use License has not affected the production target at this time.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Working with a third party specialist, the Company has acquired and maintains insurance coverage in South Africa for Project 1 including policies for course of construction, wrap around liability and a South African special risks policy.

Project 1 - Safety

The Company considers safety at Project 1 to be its first priority. A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

On February 13, 2013 Moshiko Molepo, an employee of a surface earth works contractor, was involved in a tragic incident on surface at the Project 1 mine site and subsequently died while receiving medical care. A formal inquiry with respect to the fatality was commenced on August 20, 2013 for three days and was then adjourned. The inquiry was completed in March 2014. The final report of the inquiry is outstanding. The Company does not anticipate any material claims being brought against it arising from this incident. The Company has worked co-operatively with the DMR on the enquiry with the objective of improving safety going forward.

As a construction site Project 1 generally is comparable to other platinum mining operations for its safety statistics. The Company continues to work earnestly to improve its safety. The Company has invested in a safety program called SafeMap to improve attitudes and awareness about safety at all levels from direct employees to contractor crews on our site. We are encouraged with the results and we remain in a state of vigilance.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and the 2009 UFS in October 2009 for Project 1, which was at that time a portion of the Western Bushveld joint venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar. Since April 2013 there has been significant volatility in the market prices for base metals and for gold and other precious metals such as platinum and palladium. In recent months the Rand has weakened to approximately R10.7 to each 1 US$. Weakening metal prices or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work for inclusion in a financial model for a syndicate of lead arrangers. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under early project construction and development. The revised peak funding estimate, which is calculated in Rand, was published in April 2012. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

In June 2014 The Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. The wage increases agreed to by the major producers will increase labour costs for Project 1 as mining contractors renew certain labour agreements in 2014 and 2015. The Company is assessing the impact of a similar change in operating costs if this settlement is reflected in the operating costs of the Company. Although the Company is encouraged by the current Rand Dollar rate which is better than the base case assumption of 8:1 increasing wages may have a material negative influence on the Company.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

As of the date of this MD&A, approximately $319 million has been invested for construction at Project 1. Project 1 is currently estimated to be approximately 60% complete and approximately 80% of required equipment and services for surface infrastructure are contracted. Estimated initial production and concentrate sales are expected in Q4 of calendar 2015. There remains a risk of further delay in the production profile including but not limited to the completion of project financing, delays in underground development, construction of infrastructure and mill and general labour disruptions.

The Company is seeing escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations have been consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the U.S. Dollar. With the Rand currently at or near 10.7 Rand to the U.S. Dollar these cost escalations are substantially offset in U.S. Dollar terms, however, diesel petroleum products are marked to U.S. Dollar prices and a weakening Rand has the effect of raising Rand-based fuel costs.

Weakening metal price assumptions or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all material risk factors for Project 1. As a result of the decision of Africa Wide on October 18, 2013 not to fund a cash call approved by the Maseve board of directors, and the consequent delays in finalization of the Project 1 finance package including project lending, a temporary procurement freeze was implemented on Project 1, resulting in delays in implementing certain construction contracts and equipment purchases.

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $165 million. The completion of this equity financing has allowed the Company to recommence on many significant contracts and critical path items for Project 1.

The Company is currently working to close a U.S. $195 million New Project Loan Facility for Project 1. See details below at “Project 1 - New Project Loan Facility”.

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline accessed Merensky and UG-2 ore.

Project 1 and Project 3 - Africa Wide Dilution

On October 18, 2013, Wesizwe, through its subsidiary Africa Wide, informed the Company that it would not be funding its approximately US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the shareholders and board of directors of Maseve. Based on, and determined in accordance with the dilution provisions of the Maseve Shareholders’ Agreement, the Company calculated that Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02% . However, Africa Wide calculated its dilution at 3.49%, reducing its shareholding, in its opinion, to 22.51% . At meetings of the shareholders and the board of directors of Maseve held on November 11, 2013, resolutions were passed to unanimously approve the issuance of shares in Maseve to PTM RSA which would dilute Africa Wide by 3.49%, with the possible further dilution of another 1.49% sent to binding arbitration for determination according to the terms of the Maseve Shareholders’ Agreement. Arbitration hearings and proceedings were completed in Johannesburg on June 20, 2014 and a decision from the Arbitrator is expected shortly.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On March 3, 2014 Africa Wide failed to pay its approximately U.S. $21.52 million share of a second unanimously approved cash call. The Company estimates that Africa Wide will dilute to approximately a 17.1% holding in Maseve as a result of this second missed cash call. As a result of the second cash call Platinum Group will hold between 82.9% and 80.8% interest depending on the outcome of the binding arbitration described above. The outcome of the arbitration proceedings will determine the final dilution formula for the first and second cash calls as well as for future dilution to Africa Wide, should it occur.

As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in mining rights to remain in good standing, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the dilution implications as a result thereof. On October 24, 2013 the DMR provided the Company with a letter stating that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 ("MPRDA") related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is developing a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE holding company. The Company is considering Mnombo as the BEE company for this transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of their Waterberg JV Project and the Waterberg Extension Project.

Project 1 - New Project Loan Facility

On December 6, 2012 the Company announced that a syndicate of lead arrangers, appointed in August 2011, had obtained credit committee approval for a US$260 million project loan facility (the “Original Proposed Loan Facility”). Closing and draw down of the Original Proposed Loan Facility was still subject to the negotiation and execution of definitive documentation and the satisfaction of conditions precedent.

On November 8, 2013 the Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (London Branch) (the “New Arrangers”) for a US$195 million project loan facility (the “New Project Loan Facility”). The new mandate letter replaces the mandate letter and related documents prepared in connection with the Original Proposed Loan Facility. The new mandate letter requires the New Arrangers to use commercially reasonably efforts to arrange the New Project Loan Facility, and is subject to a number of conditions precedent, including the credit committee and other internal approvals of each of the New Arrangers, the finalization of a facility agreement and related documents, certain corporate restructuring transactions, the New Arrangers’ financial and continued technical due diligence of the Company, any other obligor and Project 1, and the sale of, and receipt of necessary regulatory approvals for, Africa Wide’s diluted interest in Maseve to a qualified BEE entity. Mnombo is currently documented in the new mandate letter as the qualified BEE entity for this sale transaction. Should the Company choose to sell Africa Wide’s diluted interest in Maseve to a different qualified BEE entity to replace Africa Wide, the approval of the New Arrangers would be required. The New Project Loan Facility will require, among other conditions, the Company to provide an estimated $75 million cost overrun facility, to implement a metal hedging program, to guarantee the obligations of Maseve, to obtain a guarantee from Mnombo, to pledge to the New Arrangers the Company’s interest in the capital of Maseve and the Company’s interest in the Waterberg Projects and to satisfy specified financial tests going forward.

There is no certainty that the Company will be able to successfully complete the New Project Loan Facility. As of the date of this MD&A, no binding commitments have been signed by the New Arrangers with respect to the New Project Loan Facility. The New Arrangers are under no obligation to provide the New Project Loan Facility on the terms described in this MD&A, or at all. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

The issuance of additional equity capital, if available, to fund project capital requirements, may result in substantial dilution to existing shareholders and would require the approval of the New Arrangers.

Project 1 - Labour Relations

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014 the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at the Project 1 mine. There can be no assurance that the Company may not have significant labour issues that affect schedules and costs.

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 23% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC recently agreed to reasonable terms with the NUM for a labour contract at the Project 1 platinum mine for a two year period to September 2015. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and an increase in labour costs. See “Risk Factors” in the Company’s AIF.

On July 1, 2014 NUMSA began a legal or “protected” walkout by 220,000 metalworkers. This strike will negatively affect manufacturing output in South Africa and if prolonged for more than a few weeks, may cause work on Project 1 to be curtailed or stopped for lack of supplies, equipment and consumables. At the time of writing NUMSA is in wage negotiations with the employers’ group, the Steel and Engineering Industries Federation of Southern Africa.

Projects 1 and 3 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”)), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64 g/t) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. The Company will hold a 77.49% interest in the 4E ounces attributable to Project 1 and Project 3 through its percentage shareholding in Maseve. This interest could increase by a further 1.49% pending the outcome of the arbitration process now underway with Africa Wide as described above. In the event of the planned sale of Africa Wide’s diluted interest in Maseve into an alternative, qualified BEE Company, also as described above, the Company’s interest in Maseve would then be reduced accordingly by the percentage points of interest sold. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Underground development and surface drilling completed since the resource assessment referenced above may result in changes in the forgoing resources and reserves.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Mineral reserves are a sub-set of measured and indicated mineral resources included in the UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: The Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Anglo”) (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV property was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve. In exchange for rescinding its 18.5% of Project 2 to Wesizwe, the Company received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% ..

Through the Consolidation Transaction the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). The Escrowed Maseve Funds were exhausted against Africa Wide’s share of Project 1 expenditures in November 2013.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

As a result of their decisions on October 18, 2013 and March 3, 2014 to not fund their approximately US$21.8 million and US$21.52 million share of approved cash calls as described above, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide will dilute from 26% to approximately a 17.1% interest in Maseve and therefore Project 1 and Project 3, and as a result the Company will see an increase in its share of Maseve to approximately an 82.94% interest. The final dilution to Africa Wide will be determined in accordance with an arbitration now in process. As discussed above the Company plans to sell diluted percentage interests in Maseve to an alternative, qualified BEE company to comply with the empowerment aspects of the MPRDA. See further details at “Project 1 and Project 3 - Africa Wide Dilution” above.

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM that RPM would exercise its right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1. A formal off-take agreement between RPM and Maseve was executed in April 2013.

Waterberg JV Project, South Africa

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255km2 located on the North Limb of the Bushveld Complex, approximately 70kms north of the town of Mokopane (formerly Potgietersrus).

In October 2009, PTM RSA entered into an agreement (the “JOGMEC Agreement”) with JOGMEC and Mnombo whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). See further details at “Waterberg JV Project - History of Acquisition” below.

Waterberg JV Project - Activities in the period ended May 31, 2014

After mid-September 2013, drilling stopped on the Waterberg JV property and engineering work commenced, leading to the announcement of a positive Independent Preliminary Economic Assessment (“PEA”) on February 14, 2014. The Waterberg JV Project has now advanced to the pre-feasibility stage of development.

Based on drilling conducted before the completion of the PEA, as well as the findings of the PEA, and as a result of detailed geochemical and lithological modelling, the Waterberg JV Project inferred mineral resource was updated on June 12, 2014. See the table below.

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012. Since then and up to May 31, 2014 an additional US $20.974 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of US $13.214 million with the remaining US $7.760 million funded by JOGMEC. As of May 31, 2014 an amount of US $0.248 million in advances was due from JOGMEC against its 37% share of approved joint venture work to be completed in fiscal 2014.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

A 2014 budget in the amount of R 95.7 million has recently been approved by the Company and the technical committee for the Joint Venture. JOGMEC has also approved their own budget of 35.4 million Rand for their share. This further budget is expected to include infill drilling to increase the confidence level of the current resource as well as pre-feasibility modelling and engineering.

Drilling on the Waterberg JV area continues at present with seven rigs active. The inferred mineral resource for the Waterberg deposit announced on June 12, 2014 was estimated using 138 boreholes and a total of 363 reef pierce points including deflections. Total exploration drilling completed as of June 30, 2014 consists of 165 boreholes, or 448 pierce points with deflections, of which 360 are in the Joint Venture area and 88 are in the Extension area.

The PEA announced on February 14, 2014 indicated positive results and recommended the project advance to the pre-feasibility stage of development. The independent PEA on the Waterberg JV Project was completed by international and South African engineering firm WorleyParsons. Details of the PEA include:

  Steady state production of 655,000 ounces of platinum, palladium and gold, “3E”;

  A two year construction period planned in 2016 to 2018;

  A Project post-tax NPV (7.5% discount rate) of 5.1 billion Rand or US$509 million (10R/US$);

  Peak Funding of 8.85 billion Rand or US$885 million (10R/US$);

  Major Risks to be assessed at pre-feasibility including smelting plans, water and power delivery and geotechnical work for mine design along with normal increased resource, metallurgical and cost confidence levels;

  Opportunities include significant resource expansion, optimization of mine plans, mine ramp up profiles, increased metallurgical recoveries and smelter terms and consideration of adjacent deposit exploration; and

  The resource expansion since the PEA was in fact completed and this material represents opportunity.

An NI 43-101 Technical report entitled “Waterberg Mineral Project Preliminary Economic Assessment” dated effective February 14, 2014 has been filed on SEDAR and was prepared by Dr. Michael Roberts, MSc, PhD, SAIMM of Worley Parsons TWP and Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd.

Waterberg JV Project - Mineral Resources

On September 5, 2012 the Company announced an initial mineral resource for the Waterberg JV Project property. The details are contained in the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012 (the “Waterberg Report”), prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. (“Coffey”).

On February 1, 2013 the Company announced an updated inferred mineral resource estimate on the Waterberg JV Project property. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective February 1, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey, supporting the disclosure of the updated inferred mineral resource estimate.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On September 3, 2013 the Company announced a further updated inferred mineral resource estimate on the Waterberg JV Project property. This estimate was based on exploration and drilling results to the end of July, 2013. The updated inferred mineral resource estimates 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (“2PGE+Au”) for a total of 17.523 million ounces. Significant copper and nickel credits are also present. On October 17, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. The report supports the disclosure of the updated inferred mineral resource estimate.

On June 12, 2014 the Company announced an updated inferred mineral resource estimate on the Waterberg JV Project property. A National Instrument 43-101 technical report for this new estimate will be filed on SEDAR within 45 days of the announcement. The report is being prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey, supporting the disclosure of the updated inferred mineral resource estimate.

The shallowest edge of the known deposit on the Waterberg JV Project property is on the T2 layer at approximately 130 metres below surface. All resources estimates for the Waterberg JV Project property have been restricted to 1,000 metres vertical as a preliminary economic cut-off. All layers remain open to depth beyond the resource model. The deposit is 5.5kms long on the Waterberg JV Project property and is limited to the north by the property boundary. The deposit remains open along strike to the north beyond the Waterberg JV Project boundary extending on to prospecting rights where Platinum Group holds an 86.97% effective interest with the balance held by a private BEE partner. See “Waterberg Extension Project” below.

Resource Details

The Inferred Mineral Resource announced on June 12, 2014 was estimated at the Waterberg Joint Venture and adjacent Waterberg Extension to 29 million ounces of platinum, palladium, rhodium and gold, ("4E"). Total inferred resources in the "T" and "F" layers are estimated at 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%,61%,1%,8% respectively.) This was estimated using 138 bore holes with a total of 363 pierce points including deflections, of which 346 pierce points were on the Joint Venture area and 56 were on the Extension area. The resource estimate was undertaken by Coffey and a number of iterations were performed to confirm the validity of the estimate. The resource estimation was completed using an Inverse Distance Weighted to the Power 2 methodology and examined at various cut-off grades.

The previously merged F Zone has now been modelled as individual geological units FH1 to FH6 and FP, with minimum layer thicknesses of 3 metres and a maximum resource thickness of 60 metres. The three dimensional continuity confidence of the original modeled FH and FP zones has increased significantly as a result of the identification of geological units and geochemical markers that demarcate specific sill pulses or layers. The Geological Department at the University of the Witwatersrand has worked closely with the Company on the geological understanding of the new Waterberg deposit. Further confirmation drilling with the objective of moving sections of the mineral resource into the Indicated category is in progress. The average thickness for the T layers was determined for zones that have distinct geological layer characteristics.

The F Zone is located consistently near the floor of the Bushveld Complex and is associated with olivine rich rocks. An area of F Zone related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 10 metres has been given the name “Super F”. The Super F regions generally correlate to embayments in the footwall geology.

The updated mineral resource estimate encompasses both the Joint Venture and the Extension areas to a depth of 1,250 metres. This is in line with other development stage PGM assets on the Northern Limb. The change in applicable cut-off depth for the deposit is the result of the very positive economics demonstrated in the PEA. Metal Prices for platinum, palladium and nickel have all moved higher than spot prices were at the time of the PEA, further indicating the robust potential of the Waterberg deposit in general.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Inferred Resource Estimate on Waterberg Joint Venture as at June 12, 2014

The main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at June 12, 2014):

Waterberg JOGMEC JV 49.9% PTM Owned Inferred Mineral Resource Estimate 12-Jun-14
	Strati- graphic Thick- ness (m)	Tonnage Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	PGE +Au* g/t	Pt:Pd:Rh:Au	PGE +Au* Koz	Cu %	Ni %
T1 (Cut-off 2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10
F (Cut-off=2g/t)	2.75 to 60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18
JOGMEC JV		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16
			Pt	Pd	Rh	Au				Cu	Ni
Content		(koz)	6,605	13,407	239	2,018			Kt	207	346

*	The T-zone is reported as 2PGE +Au and the F-zone is reported as 3PGE +Au grade Totals reflected in this table may not be exact because of rounding.

Inferred Resource Estimate on Waterberg Extension as at June 12, 2014

The main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at June 12, 2014):

Waterberg Extension 87% PTM owned Inferred Mineral Resource Estimate 12-Jun-14
	Strati- graphic Thick- ness (m)	Tonnage Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	3PGE +Au g/t	Pt:Pd:Rh:Au	3PGE +Au Koz	Cu %	Ni %
F (Cut-off=2g/t)	2.75 to 60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23
			Pt	Pd	Rh	Au				Cu	Ni
Content		(koz)	2,043	4,325	102	331			Kt	73	156

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Totals reflected in this table may not be exact because of rounding.

Notes:

(1)	The Qualified Person for the information in the tables above is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.
(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal, marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Cautionary Note to U.S. Investors with respect to the information in the tables above and discussion: In the preceding tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg JV Project property, a high level economic analysis was conducted which confirmed that the estimated mineral resource at the Waterberg JV Project met this requirement.

Waterberg JV Project - History of Acquisition

PTM RSA applied for the original 137km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

In October 2009, PTM RSA entered into the JOGMEC Agreement with JOGMEC and Mnombo whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV Project (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg JV Project to 49.974% . Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May, 2012.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one prospecting right for 39km2), north (one prospecting right for 63km2) and east (one prospecting right for 16km2) of the existing Waterberg JV Project area. The farm to the east was added to the existing prospecting right by way of a section 102 legal amendment in January 2013. The farms to the west and north were granted October of 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter. The three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

The Company has not yet secured adequate surface rights for the Waterberg Projects and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

Waterberg Extension Project

During early 2012 the Company applied to the DMR for further prospecting rights adjacent to the north and east of the existing and applied for joint venture area. This area of new prospecting rights known as the Waterberg Extension Project is not included in the pre-existing Waterberg JV Project property. The Company holds a direct 74% interest and Mnombo holds a 26% interest in this new Waterberg Extension Project area, leaving the Company with an 86.974% effective interest. During October of 2013 prospecting permits covering 489km2 of the applied for Waterberg Extension Project area were granted. At the time of writing this MD&A a further 375km2 of prospecting permit applications are in process with the DMR for addition to the Waterberg Extension Project, none of which are directly on the trend of the primary exploration target.

Waterberg Extension Project - Activities in the period ended May 31, 2014

In late March and early April 2013 the Company conducted a Fugro differential gravity and magnetic airborne survey in the Waterberg region. Approximately 2,500 line kms were flown at 100 metre and 200 metre spacing over and along strike from the known deposit area. Interpretation of the airborne gravity and magnetic surveys by the Company provide a clear target for drilling northward over approximately a further 20kms to 25kms. Physical prospecting activities on these new license areas commenced in October, 2013. Ground gravity and magnetic lines were completed and these support the interpretation of airborne data as described above.

To date on the Waterberg Extension Project there have been two areas of focus for exploration drilling. The first priority area of drilling has been on the 5.0kms immediately adjacent and on strike to the north of the known 5.5km deposit on the Waterberg JV project. To June 30, 2014 a total of 42 boreholes, or 88 pierce points with deflections, have been drilled on this first priority area. Recent drilling on the first priority area of the Waterberg Extension Project has now added 4.5kms of confirmed F zone mineralization to the north of the Waterberg JV Project area. Drilling continues on this first priority area at present with thirteen rigs. Drilling will now focus on the fill-in of the current resource on the Waterberg Extension Project and the next 5 kilometers north of the current resource. The Waterberg deposit remains open to the north.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On June 12, 2014 the Company announced its first mineral resource on the Waterberg extension which consisted of 6.8 million ounces (68.04 million tonnes grading 3.11 g/t 4E (0.93g/t Pt, 1.98 g/t Pd, 0.05 g/t Rh, 0.15 g/t Au, 30%, 64%, 2%, 4% respectively). See table above. The inferred mineral resource for the overall Waterberg deposit, including both the JV and Extension areas, was estimated using 138 boreholes and a total of 363 reef pierce points including deflections.

The second priority area for drilling on the Waterberg Extension Project is to the far north of the project area, approximately 15kms to 30kms north of the Waterberg JV Project. A new layer of mineralization (named the “N1” layer) has been intercepted in Hole WE-014 with assays of 4.02 metres grading 3.72 g/t 3E including 2.66 metres of 5.05 g/t 3E. A 250 metre offset hole with similar geology has assays pending. Further drilling is planned for this area.

The N-1 layer is the first mineralized layer identified in the northern part of the project. The N1 layer in WE-014 is a new type of platinum and palladium mineralization for the Waterberg region that is located higher in the Bushveld sequence compared to the T and F layers. The geology of the northern area, 15kms north of the current resource, appears to be different than the main Waterberg Joint Venture and Waterberg Extension areas. Drilling in this area to date has not fully or thoroughly tested the northerly section of the Complex.

NON-MATERIAL MINERAL PROPERTY INTERESTS

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. From 2009 to 2012 JOGMEC was a funding partner to a joint venture covering the War Springs project. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit Mogalakwena Mine (formerly the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t (0.25 g/t Pt, 0.78 g/t Pd 0.07 g/t Au), with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

During 2009, the Company acquired prospecting rights in South Africa on the Western Limb of the Bushveld Complex, west of Pretoria and then entered into a joint venture agreement (the “Sable Joint Venture”) with Sable Platinum Mining (Pty) Limited (“Sable Platinum”). Sable Platinum is earning a 51% interest in exchange for funding approximately R 42.0 million (approximately $6 million in 2009) in work on the project, while a private BEE group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum. Since taking over as operator Sable Platinum has not completed any significant work on the project due to their own financial constraints.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Canadian Properties

Mineral property acquisition and exploration costs deferred during the period ended May 31, 2014 on projects in Canada totalled $0.2 million (May 31, 2013- $Nil).

Thunder Bay and Sudbury, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400,000 in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $25,000. The Company will retain a 1% Net Smelter Royalty (NSR) once LDI has completed the option earn in.

All deferred exploration and acquisition costs in Ontario were written off during the third quarter.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the prior year the core 11 (eleven) of the 13 original claims have been converted to lease and annual rent payments of $28,021 (due June 30 annually) were made. Total acquisition costs to date are $106,092.

During the period ending May 31, 2014, no exploration costs were incurred on the Company’s Northwest Territories exploration program. Expenditures from the preceding fiscal year included camp maintenance and lease rent payments. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

Since acquisition, the Company has completed a total of 3,150 metres of diamond drilling in 14 holes. Exploration programs in the year to date consisted of camp supply, and diamond drilling with assays. Work on the property commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 15, 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. Significant grades from disseminated sulphide mineralization intercepts were identified in the 2012 drilling program. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date in order to make a decision on further exploration work.

Newfoundland and Labrador

Since August 2013 the company has secured ground totaling 727km2 in southwestern Labrador within a newly emerging Cu-Ni-PGE exploration area. Located 140km SSE of Churchill Falls, Labrador, the Mealy and Atikonak Projects cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that host primary sulphide Cu-Ni-PGE mineralization on an adjacent third party property within the same intrusive suite.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On August 9, 2013 the Company entered into an option agreement with Benton Resources Corp. to earn in 71% interest on the 262km2 Mealy Lake Property, southwestern Labrador, in exchange for the Company making a cash payment of $51,000 on signing and incurring $2.4 million in exploration expenditures over four years.

On January 17, 2014 the Company entered into option agreement with Ryan Kalt by which the Company can earn a 100% interest in the 208km2 adjoining ground to the Mealy Project by making a cash payment of $40,000 upon signing and incurring $400,000 in exploration expenses over 4 years.

On January 23, 2014 the Company entered into option agreement with 1191557 Ontario Corp. to earn a 71% interest on the 144km 2 Mealy (2) Property by making a cash payment of $40,000 upon signing and incurring $1.3 million of exploration expenditures over four years. In addition to the optioned ground at the Mealy Project, the Company also staked the 45km2 Atikonak Property in 2013 and an additional 49km2 of ground contiguous to optioned ground as part of the Mealy Project. Total acquisition cost of the staking to date is $22,500. The Atikonak Property was staked based on favorable geology and positive results from the regional compilation of public data for the area.

To date compilation of available public data has been completed and a re-analysis of original government lake bottom sediment sample pulps for platinum and palladium has been completed. Results of the work prompted the staking of the 100% owned ground and the addition of the two option agreements in 2014 to secure favorable ground in this grass roots exploration play.

3.            DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)           Results of Operations

Three Months Ended May 31, 2014

For the quarter ended May 31, 2014, the Company had a net loss of $4.3 million (May 31, 2013 – net loss of $10.0 million). The net loss is smaller mainly due to a more stable Rand value in the current period. General and administrative expenses totaled $1.3 million (May 31, 2013 - $0.7 million). A foreign exchange loss of $0.28 million was recorded for the quarter (May 31, 2013 – loss of $10.69 million), with the reduced loss due to a more stable Rand relative to the Canadian dollar. Other comprehensive loss for the quarter was $6.5 million (May 31, 2013 –$33.2 million loss) with the difference due to a depreciation of the Rand balances during the comparative period. Write-down of exploration and evaluation assets totaled $3.39 million in the current period as exploration properties in Ontario were written off. At February 28, 2014, the Rand was valued at approximately 9.69 Rand to the Canadian Dollar versus 9.75 at May 31, 2014.

Nine Months Ended May 31, 2014

For the nine months ended May 31, 2014, the Company had a net loss of $7.6 million (May 31, 2013 – net loss of $10.7 million). General and administrative expenses totaled $5.9 million (May 31, 2013 - $4.2 million). A foreign exchange gain of $0.48 million was recorded during the period (May 31, 2013 – loss of $9.17 million), with the gain being due to the stronger Rand at period end when the Company’s cash balances held in Rand were translated into Canadian Dollars. Comprehensive loss for the period was $7.8 million (May 31, 2013 –$39.7 million loss) with the prior period loss being mainly due to the translation of net assets carried in Rand in our South African subsidiaries to their Canadian Dollar value at period end.

Interest earned in the nine months ended May 31, 2014 totaled $3.4 million as compared to $3.9 million in the comparative period in the prior year.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters.

(In thousands of dollars, except for share data)

Quarter ended	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
(in thousands of dollars, except for share data)	2014	2014	2013	2013
Interest income(1)	$694	$1,730	$976	$1,056
Net income (loss)(2)	(4,320)	(3,739)	464	(1,355)
Basic earnings(loss) per share(3)	(0.01)	(0.01)	0.00	(0.01)
Total assets(4)	543,778	543,632	386,446	389,980

Quarter ended	May 31,	Feb 28,	Nov. 30,	Aug. 31,
($000s, per share data)	2013	2013	2012	2012
Interest income(1)	$1,376	$1,984	$586	$823
Net (loss) income(2)	(10,015)	279	(1,715)	(3,492)
Basic earnings (loss) per share(3)	(0.03)	0.00	(0.01)	(0.02)
Total assets(4)	375,025	408,239	231,055	243,734

Explanatory Notes:

(1)

The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian Dollars. Interest income has increased relative to cash on hand.

(2)

Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. In the current quarter there were mineral property writedowns as opposed to the prior quarter. In the quarter ended February 28, 2014 there was share-based compensation as opposed to the current period and comparative period in the prior year. Net (loss) income is also significantly impacted by the movement of the Rand against the Canadian Dollar as the Company continues to hold a significant portion of its cash in Rand, which must be translated to Canadian Dollars at the end of each reporting period.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)	At February 28, 2013 and 2014, the Company’s assets increased compared to the prior period as equity offerings closed in the respective quarters.

B)            Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)            Trend Information

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. In December 2013, the Company closed a $175 million equity financing for 148.5 million shares at a price of $1.18 per share. See discussions at item 3. A) “Results of Operations” above and at item F) “Liquidity and Capital Resources” below. On November 8, 2013 the Company entered into a new mandate letter with the New Arrangers for the US$195 million New Project Loan Facility. See further details at “Project 1 - New Project Loan Facility” above.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

D)            Related Party Transactions

During the nine months ended May 31, 2014 an amount of $264 (May 31, 2013 - $102) was paid to independent directors for directors’ fees and services.

During the nine months ended May 31, 2014, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“NE”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company accrued service fees of $24 (May 31, 2013 - $70) during the period from NE. Amounts receivable at the end of the period include an amount of $203 (May 31, 2013 – $131) due from NE.

During the nine months ended May 31, 2014, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company with two directors in common (R. Michael Jones, Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $77 (May 31, 2013 - $77) during the period from WKM. Amounts receivable at the end of the period include an amount of $69 (May 31, 2013 – $15) due from WKM.

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

E)            Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)            Liquidity and Capital Resources

On January 4, 2013, the Company issued 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180 million. Net proceeds to the Company were $168.9 million, after underwriters’ fees and other expenses of the offering.

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of $165 million.

At present the Company is using the balance of the proceeds from the above noted offerings to continue work at Project 1, the Waterberg Extension Project and at the Waterberg JV Project and for general working capital requirements.

As July 11, 2014 the Company held approximately $141 million in total cash on hand, which is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company into early calendar 2015. However the Company does not have adequate funds to complete construction of the mine at Project 1. The Company requires additional financing from external sources, such as the planned New Project Loan Facility, in order to meet the requirements of its business plan through 2014 and carry out the future development of its projects.

On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for the US$260 million Original Proposed Loan Facility for the construction of the Project 1 platinum mine. Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, a subsidiary of Wesizwe, informed the Company that it would not be funding its approximate US$21.8 million share of a budget and cash call unanimously approved by the board of directors of Project 1 operating company Maseve. Africa Wide was also to be a guarantor and obligor to the above mentioned project loan facility. As a result of Africa Wide’s decision, the Company anticipates that it will be required to fund 100% of the Maseve cash call.

On November 8, 2013 the Company entered into a new mandate letter with the New Arrangers for the US$195 million New Project Loan Facility. The new mandate letter is subject to the finalization of a facility agreement and, among other conditions, the New Lenders’ financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new mandate letter replaces the mandate letter and related documents prepared in connection with the Original Proposed Loan Facility. The new mandate letter requires the New Arrangers to use commercially reasonably efforts to arrange the New Project Loan Facility, and is subject to a number of conditions precedent, including the credit committee and other internal approvals of each of the New Arrangers, the finalization of a facility agreement and related documents, certain corporate restructuring transactions, the New Arrangers’ financial and continued technical due diligence of the Company, any other obligor and Project 1, and the sale of, and the receipt of necessary regulatory approvals for, Africa Wide’s diluted interest in Maseve to a qualified BEE entity. See further details at “Project 1 - New Project Loan Facility” above.

As a part of the New Project Loan Facility, the Company will be required to guarantee the obligations of Maseve. The Company will pledge to the New Arrangers its interests in the capital of Maseve and its interests in the Waterberg Projects. See “Risk Factors” in the Company’s AIF.

There is no certainty that the Company will be able to successfully re-structure a project loan facility. As of the date of this MD&A, no binding commitments have been signed by the New Arrangers with respect to the New Project Loan Facility. The New Arrangers are under no obligation to provide the New Project Loan Facility on the terms described in this MD&A, or at all.

The completion of the New Project Loan Facility on the terms described in this MD&A, or at all, is subject to a number of risks, including, without limitation, risks relating to the ability of the Company to sell Africa Wide’s diluted interest in Maseve to Mnombo or find an alternative, suitable BEE partner, regulatory requirements, litigation, changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. In addition, funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company restructure certain of its holdings, secure additional equity financing, if required, as determined at the time of the financial close of the New Project Loan Facility, acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company, Africa Wide or any other joint venture partner to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Africa Wide or any other joint venture partner being unable or unwilling to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

The completion and utilization of the New Project Loan Facility, if successfully completed, combined with the Company’s cash on hand, will not fully fund the Company’s business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity or debt, or the sale of project or property interests, in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes. Failure by the Company to complete the New Project Loan Facility or alternative financing for Project 1, or to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. In the event that adequate financing is not arranged and available to the Company in the short term, the Company will need to alter its business plan.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

The Company is actively looking at private debt alternatives to the Project Loan Facility.

Accounts receivable at May 31, 2014 totaled $10.6 million (August 31, 2013 - $6.9 million) being comprised mainly of value added taxes refundable in South Africa, with expenditure advances being paid back in the quarter. Accounts payable and accrued liabilities at May 31, 2014 totaled $17.9 million (August 31, 2013 - $25.1 million).

Apart from net interest earned on cash deposits during the nine months ended May 31, 2014 of $3.4 million (May 31, 2013 - $3.9 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At May 31, 2014 the Company had cash equivalents on hand of $161 million compared to $112 million at August 31, 2013 with the increase in cash due to the December 2013 equity financing. At May 31, 2014 the restricted cash balance had been exhausted, (August 31, 2013 - $10.16 million). To May 31, 2014 a cumulative total of $42 million (August 31, 2013 – $32 million) has been applied from restricted cash against Wesizwe’s 26% share of project expenditures.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations. The Company currently has no long term debt or loan obligations.

Payments by period
	< 1	1 – 3	4 – 5	> 5
	years	years	years	years	Total

Lease obligations	$131	$866	$971	$1,029	$2,997
ESKOM – power	398	7,127	-	-	7,525
Magalies water	4,471	1,168	-	-	5,639
Insurance contracts	61	-	-	-	61
Concentrator plant and surface infrastructure	20,977	32,368	-	-	53,345
Mining development	16,048	28,896	-	-	44,944
Mining equipment	4,215	5,050	-	-	9,265
Other	5,207	14,907	-	-	20,114
	$51,508	$90,382	$971	$1,029	$143,890

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, the Company will be responsible for the cost of regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R73.0 million (approximately $7.49 million at May 31, 2014). In order to source water for its own nearby project Wesizwe will be required to pay for its 50% share of the cost as described above. Wesizwe indicated to the Company on November 11, 2013 that they will comply with the sharing agreement.

The above contracts are subject to the following estimated break fees in the event of cancellation:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

Concentrator plant and surface infrastructure	$23,771
Mining development	15,710
Mining equipment	4,944
Magalies water	5,520
Other property expenditures	4,021
$53,966

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

G)           Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31 2014, there were 551,287,842 common shares outstanding, 20,024,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At July 11, 2014, there were 551,287,842 common shares outstanding and 20,024,500 incentive stock options outstanding. During the period ending May 31, 2014, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4.           OUTLOOK

At present Platinum Group is continuing with construction at Project 1. Prior to January 2014 the Company had withheld the execution of significant new contracts for Project 1 pending the completion of additional debt or equity financing. Africa Wide’s failure to fund its share of Project 1 costs on an ongoing basis resulted in the need for the Company to restructure its financial plan for the completion of Project 1. See “Project 1 and Project 3 - Africa Wide Dilution”, “Project 1 - New Project Loan Facility” and “Liquidity and Capital Resources” above, as well as the disclosure made under the heading “Risk Factors” in the Company’s AIF, for further discussions.

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $165 million. The completion of this equity financing has allowed the Company to recommence on significant contracts and critical path items for Project 1.

The Company’s key business objectives for calendar 2014 will be to restructure and close the New Project Loan Facility or other financing for Project 1, continue with the underground development and mine construction at Project 1 and continue exploration on both the Waterberg JV Project and the Waterberg Extension Project.

Development at Project 1 began in January 2013 and will continue to utilize the Company’s cash on hand in measured stages until the proposed New Project Loan Facility or other financing is completed and in place. In the event that the New Project Loan Facility is not completed and available to the Company by later calendar 2014, the Company would likely need to alter its business plan. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be to suspend Phase 2 development and to potentially sell ore from already established underground workings at Project 1. In this second scenario, a milling and concentrating facility would not be immediately built, and the construction of such facilities would be postponed until funding became available.

The Company plans to continue working on the Waterberg JV Project with its joint venture partners Mnombo and JOGMEC. Exploration drilling on the Waterberg JV project and the Waterberg Extension Project is underway at present. A pre-feasibility study for the Waterberg JV Project has commenced and is in its early stages. Completion of the pre-feasibility study is scheduled for early 2015. An important objective for the Company in 2014 is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open. The Company will continue to actively look for alternatives to ensure the competitive, strategic nature and scale of the Waterberg deposit is recognized.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

5.           CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of our audited annual consolidated financial statements for the year ended August 31, 2013.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2014

6.           DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the nine months ended May 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

7.           OTHER INFORMATION

Additional information relating to the Company for the period ending May 31, 2014 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2013 together with the notes thereto as well as the Company’s 2013 Annual Information Form.

               LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow
Diana Walters